December 22, 2008

John Harrington, Esq.

Attorney-Advisor

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mac-Gray Corporation
Form 10-K for Fiscal year ended December 31, 2007
Filed March 14, 2007
File No. 1-13495

Dear Mr. Harrington:

This is written in response to the letter dated December 17, 2008 to Mac-Gray Corporation from your office.  I have exchanged voicemails with Ms. Melissa Kindelan, Staff Accountant, in which Mac-Gray Corporation requested an additional thirty (30) days to respond to the comments made in your office’s letter to us.  Ms. Kindelan advised that Mac-Gray could have an additional ten (10) business days from the original due date, or until January 16, 2009, to provide our written response.  I am writing to confirm the extension of time.  Could you kindly confirm the grant of the time extension by an emailed or faxed message to me?

Thank you very much for your courtesy.

Very truly yours,

Linda A. Serafini

Vice President and General Counsel

Mac-Gray Corporation

404 Wyman Street

Waltham, MA 02451

lserafini@macgray.com

phone: 781-487-7647, fax:  781-290-5358